Form 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
(Last)	(First)	(Middle)
Van Leeuwen	John	C.
(Street)	(City)	(State)	(Zip Code)
7 Wellington Drive	Saratoga Springs	NY	12866

2. Issuer Name and Ticker or Trading Symbol
Arrow Financial Corporation (AROW)

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Day/Year
12/31/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
[ ] Director
[ ] 10% Owner
[x] Officer	(title) Senior Vice President
[ ] Other	(specify)

7. Individual or Joint/Group Reporting (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans- action Date (M/D/Y)	3. Trans- action Code	4. Securities Acquired(A) Disposed of(D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Price
Common Stock	12/13/02	R	.84	A	$33.53	113	I	ESPP
Common Stock	12/13/02	R	.08	A	$33.53	10	D	DRIP with wife
Common Stock	None					737	D	DRIP
Common Stock	None					7,596	I	ESOP
Common Stock	12/13/02	R	2	A	$33.53	335	D	DRIP - IRA
Common Stock	None					2,059	D	Brokerage Account
Common Stock	12/13/02	R	1	A	$33.52	165	D	DRIP Custodian for son
Common Stock	12/13/02	R	1	A	$33.52	165	D	DRIP Custodian for son

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Mo/Da/Yr)	4. Trans- action Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (M/D/Y)
				(A)	(D)	Date Exercisable	Expiration Date
Employee Stock Option (Right to Buy)	$15.04					AA	11/29/06
Employee Stock Option (Right to Buy)	$21.65					AA	11/27/07
Employee Stock Option (Right to Buy)	$19.05					AA	11/18/08
Employee Stock Option (Right to Buy)	$18.17					AA	12/15/09
Employee Stock Option (Right to Buy)	$16.86					AA	12/20/10
Employee Stock Option (Right to Buy)	$27.03					AA	12/19/11
Employee Stock Option (Right to Buy)	$33.92					AA	12/18/12

Table II (Continued)

1. Title of Derivative Security	7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	Common	6,367	AA	6,367	D
Employee Stock Option (Right to Buy)	Common	4,548	AA	4,548	D
Employee Stock Option (Right to Buy)	Common	4,134	AA	4,134	D
Employee Stock Option (Right to Buy)	Common	3,308	AA	3,308	D
Employee Stock Option (Right to Buy)	Common	3,308	AA	3,308	D
Employee Stock Option (Right to Buy)	Common	3,675	AA	3,675	D
Employee Stock Option (Right to Buy)	Common	3,500	AA	3,500	D

Explanation of Responses:

AA = Exercisable over a four year period, one quarter each year beginning one year after the date of the grant.

Signature of Reporting Person

Gerard R. Bilodeau

Attorney in Fact

Date: 01/27/03